UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TechnipFMC plc

(Exact name of registrant as specified in its charter)

United Kingdom	001-37983	98-1283037
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Subsea Lane Houston, Texas United States of America	77044
(Address of Principal Executive Offices)	(Zip Code)

Davis Stewart

Legal Counsel, Anti-Bribery & Corruption and Supplier Integrity

(281) 591-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934, as amended, TechnipFMC plc (the “Company” and “TechnipFMC”), through a good faith, reasonable country of origin inquiry and subsequent due diligence, as further outlined in the Conflict Minerals Report attached hereto as Exhibit 1.01 for the year ended December 31, 2022 (the “CMR”), evaluated its product lines and determined that certain products that it manufactures or contracts to manufacture may contain tin, tungsten, tantalum, and/or gold originating in the Democratic Republic of the Congo or an adjoining country and are necessary to the functionality or production of such product(s).

A copy of this Form SD and CMR are publicly available on the Company’s website at www.technipfmc.com.

Item 1.02	Exhibit

TechnipFMC’s CMR is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TechnipFMC plc

	By:	/s/ Victoria Lazar
Date: May 30, 2023		Name: Victoria Lazar
Title: Executive Vice President, Chief Legal Officer and Secretary

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